                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  SYLVAN INC.

                                (Name of Issuer)

                          Common Stock, $.001 par value

                         (Title of Class of Securities)

                                    871371100

                                 (CUSIP Number)

                               Roger H. Claypoole
                                One Moonlight Dr.
                              Worthington, PA 16262
                             724-297-5491 (Ext. 201)

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:

                                Daniel L. Wessels
                              Cohen & Grigsby, P.C.
                                11 Stanwix Street
                              Pittsburgh, PA 15222
                                 (412) 297-4900

                                 April 15, 2003

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D
-------------------------                            --------------------------
CUSIP NO. 871371100                                          Page 2 of 18 Pages
-------------------------                            --------------------------





   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Dennis C. Zensen
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
-------------------------------------------------------------------------------
      NUMBER OF         7        SOLE VOTING POWER
        SHARES
     BENEFICIALLY                     30,000
       OWNED BY         --------------------------------------------------------
         EACH           8       SHARED VOTING POWER
      REPORTING                      694,128
        PERSON
         WITH           --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                      30,000

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                     694,128
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  724,128
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.0%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                            --------------------------
CUSIP NO. 871371100                                          Page 3 of 18 Pages
-------------------------                            --------------------------


-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Donald A. Smith
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
-------------------------------------------------------------------------------
      NUMBER OF         7        SOLE VOTING POWER
        SHARES
     BENEFICIALLY                    40,334
       OWNED BY         --------------------------------------------------------
         EACH           8       SHARED VOTING POWER
      REPORTING                      - 0 -
        PERSON
         WITH           --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                     40,334

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                     - 0 -
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  40,334
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.8 %
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                            --------------------------
CUSIP NO. 871371100                                          Page 4 of 18 Pages
-------------------------                            --------------------------



-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Virgil Jurgensmeyer
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
-------------------------------------------------------------------------------
      NUMBER OF         7        SOLE VOTING POWER
        SHARES                        30,000
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           8       SHARED VOTING POWER
      REPORTING                        - 0 -
        PERSON
         WITH           --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                      30,000
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                       - 0 -
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  30,000
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.6%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                            --------------------------
CUSIP NO. 871371100                                          Page 5 of 18 Pages
-------------------------                            --------------------------


-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Roger H. Claypoole
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
-------------------------------------------------------------------------------
      NUMBER OF         7        SOLE VOTING POWER
        SHARES                       - 0 -
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           8       SHARED VOTING POWER
      REPORTING                      - 0 -
        PERSON
         WITH           --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                     - 0 -
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                     - 0 -
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  - 0 -
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                            --------------------------
CUSIP NO. 871371100                                          Page 6 of 18 Pages
-------------------------                            --------------------------


-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Snyder Associated Companies, Inc.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania
-------------------------------------------------------------------------------
      NUMBER OF         7        SOLE VOTING POWER
        SHARES                       - 0 -
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           8       SHARED VOTING POWER
      REPORTING                      - 0 -
        PERSON
         WITH           --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                     - 0 -
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                     - 0 -
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  - 0 -
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                            --------------------------
CUSIP NO. 871371100                                          Page 7 of 18 Pages
-------------------------                            --------------------------




-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Chas. A. Neal & Company
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Oklahoma
-------------------------------------------------------------------------------
      NUMBER OF         7        SOLE VOTING POWER
        SHARES                       - 0 -
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           8       SHARED VOTING POWER
      REPORTING                      - 0 -
        PERSON
         WITH           --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                     - 0 -
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                     - 0 -
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  - 0 -
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  - 0 -
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                            --------------------------
CUSIP NO. 871371100                                          Page 8 of 18 Pages
-------------------------                            --------------------------



         This Schedule 13D (the "STATEMENT") is being filed to report the formation of a group for the purpose of acquiring, holding, voting or disposing of securities of Sylvan Inc., a Nevada corporation (the "ISSUER"), as described in Item 4 below. With respect to Dennis C. Zensen, this Statement amends and supersedes his Amendment No. 10 to Schedule 13G filed with respect to the Issuer on February 18, 2003. For the other Reporting Persons (as defined in Item 2 below), this Statement represents their initial filing on Schedule 13D or
Schedule 13G with respect to the Issuer. Until the group is disbanded or any of the Reporting Persons determines that they are no longer required to file joint Schedules 13D with other members of the group, each of the Reporting Persons intends to continue to fulfill such Reporting Person's Schedule 13D filing obligations by filing amendments to this joint Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to shares of the Issuer's common stock, $0.001 par value per share (the "COMMON STOCK"). The principal executive offices of the Issuer are located at 333 Main Street, P.O. Box 249, Saxonburg, Pennsylvania, 16056.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed jointly by Dennis C. Zensen, Virgil Jurgensmeyer, Roger H. Claypoole, Donald A. Smith, the Snyder Associated Companies, Inc. and Chas. A. Neal & Company. Each of the foregoing is referred to as a "REPORTING PERSON" and collectively as the "REPORTING PERSONS." The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 99.1 to this Statement.

         Information with respect to each of the Reporting Persons and any Related Person (as defined below) of such Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by or on behalf of any another Reporting Person or of any Related Person of such other Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Persons. The Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"). However, the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of the Issuer covered by this Statement. It is anticipated that additional individuals or entities may become Reporting Persons.

         Dennis C. Zensen is the chairman of the board, president, and chief executive officer of the Issuer. The Issuer is a producer and distributor of products for the mushroom industry. Mr. Zensen's business address, and the principal business address of the Issuer, is 333 Main Street, P.O. Box 249, Saxonburg, Pennsylvania, 16056.

         Donald A. Smith is the chief financial officer of the Issuer. The Issuer is a producer and distributor of products for the mushroom industry. Mr. Smith's business address, and the principal business address of the Issuer, is 333 Main Street, P.O. Box 249, Saxonburg, Pennsylvania, 16056.

                                  SCHEDULE 13D
-------------------------                            --------------------------
CUSIP NO. 871371100                                          Page 9 of 18 Pages
-------------------------                            --------------------------



         Virgil Jurgensmeyer is a director of the Issuer. Mr. Jurgensmeyer is also the chairman of the board of J-M Farms, Inc., a grower and marketer of fresh mushrooms. Mr. Jurgensmeyer's business address, and the principal business address of J-M Farms, Inc., is 7001 South 580 Rd, Miami, Oklahoma, 74354.

         Roger H. Claypoole is the president of WWF Mushrooms, Inc., which is the general partner of Creekside Mushrooms, Ltd. Creekside Mushrooms, Ltd., is engaged in the growing and marketing of mushrooms. Mr. Claypoole's business address, and the principal business address of WWF Mushrooms, Inc., is One Moonlight Drive, Worthington, PA, 16262

         The Snyder Associated Companies, Inc. is a Pennsylvania corporation that acts as a holding company for its various subsidiaries, which are engaged in the mining, manufacturing, and oil and gas industries. The address of the Snyder Associated Companies' principal business, and of its principal office, is P.O. Box 1022, One Glade Park East, Kittanning, PA 16201. The name, business address, present principal occupation and citizenship of each of the directors, executive officers and controlling shareholders of the Snyder Associated Companies (collectively, the "SNYDER RELATED PERSONS") is set forth on Annex A to this Statement.

         Chas. A. Neal & Company, is an Oklahoma corporation that invests in oil and gas exploration and production, marketable securities and private equities. Its principal business address, and its principal office address, is P.O. Box 269 Miami, Oklahoma. The name, business address, present principal occupation and citizenship of each of the directors, executive officers and controlling shareholders of Chas. A. Neal & Company (collectively, the "NEAL RELATED PERSONS") is set forth on Annex B to this Statement.

         The Snyder Related Persons and the Neal Related Persons are sometimes collectively referred to in this Statement as the "RELATED PERSONS."

         During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Related Persons, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of Messrs. Zensen, Jurgensmeyer, Smith and Claypoole are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As noted in Item 4 below, the Reporting Persons have formed a group for purposes of Section 13(d) of the Exchange Act. Upon its formation, such group was deemed to have "acquired" the shares of Common Stock held by each of its members. No consideration was paid by the Reporting Persons, as a group, in connection with such deemed acquisition. Below is information as to the shares of Common Stock held by each of the Reporting Persons and, to the knowledge of the Reporting Persons, the Related Persons.

         Dennis C. Zensen beneficially owns 724,128 shares of Common Stock. He acquired 694,128 of these shares at various times, including in connection with the Issuer's organization in 1989, for an

                                  SCHEDULE 13D
-------------------------                            --------------------------
CUSIP NO. 871371100                                         Page 10 of 18 Pages
-------------------------                            --------------------------


aggregate consideration of $25,625, using personal funds. Mr. Zensen holds currently exercisable options to acquire an additional 30,000 shares of Common Stock, which options were granted to him by the Issuer in connection with his services as a executive officer and director of the Issuer.

         Virgil Jurgensmeyer beneficially owns 20,000 shares of Common Stock, which he acquired for $218,850 using personal funds. Mr. Jurgensmeyer also holds options to acquire an additional 10,000 shares of Common Stock, which options were granted to him by the Issuer in connection with his service as a director of the Issuer.

         Donald A. Smith holds currently exercisable options to acquire 40,334 shares of Common Stock, which options were granted to him by the Issuer in connection with his services as an officer and employee of the Issuer.

         Mark A. Snyder, one of the Snyder Related Persons, beneficially owns 2,000 shares of Common Stock, of which (i) 1,000 shares are held directly by Mark A. Snyder and were acquired for $9,325.98 using personal funds, and (ii) the remaining 1,000 shares are held by the Elmer A. & Annabelle C. Snyder Family Limited Partnership, a Pennsylvania limited partnership of which Mark A. Snyder is the sole general partner. The shares held by the family limited partnership were gifted to it from a trust controlled by Elmer A. Snyder (another of the Snyder Related Persons) and his wife, Annabelle C. Snyder. The trust had acquired these shares for $8,981.18 using personal funds. Mark Snyder is a director, executive officer and controlling shareholder of the Snyder Associated Companies.

         None of the other Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other Related Persons beneficially owns any shares of Common Stock as of the date hereof.

         The information contained in Item 4 below, to the extent it relates to the anticipated source of funds to be used in connection with the transactions described in such Item 4, if consummated, is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

         On April 15, 2003, the Reporting Persons reached an agreement in principle to act together for the purposes described in this Item 4, as a result of which the Reporting Persons formed a "group," within the meaning of Section 13(d) of the Exchange Act and Rule 13d-5(b)(1) thereunder. This arrangement is not the subject of a binding agreement among the Reporting Persons. The formation of a group is deemed an acquisition by the group of the shares held individually by the group's members. The filing of this Schedule 13D is necessitated because one of the Reporting Persons, Dennis C. Zensen, currently has beneficial ownership of more than 5% of the outstanding Common Stock of the Issuer.

          On April 15, 2003, the Reporting Persons submitted to the board of directors of the Issuer a nonbinding indication of interest to pursue a management-led cash acquisition of the Issuer at a price of $11.00 per outstanding share. A copy of this nonbinding indication of interest is attached to this Statement as Exhibit 99.2 (the "PROPOSAL"). The Proposal contemplates that the transaction would occur pursuant to an agreement and plan of merger to be negotiated and entered into between the Issuer and a corporation to be formed by the Reporting Persons ("NEWCO"), whereby the Issuer would be merged with or into Newco. The Proposal also contemplates that the Reporting Persons would seek to have certain of the Issuer's significant shareholders enter into voting agreements with Newco simultaneously with the execution of the merger agreement, whereby such shareholders would (A) agree to vote their shares of Common Stock in favor of the merger; (B) grant an irrevocable proxy to Newco to vote the shares in

                                  SCHEDULE 13D
-------------------------                            --------------------------
CUSIP NO. 871371100                                         Page 11 of 18 Pages
-------------------------                            --------------------------

favor of the merger; and (C) agree not to sell or otherwise dispose of their shares of Common Stock. In the event that these shareholders agree to enter into such voting agreements, Newco and/or the Reporting Persons might be deemed to acquire shared voting power over such shares and, therefore, to beneficially own such shares. The Reporting Persons also have contacted certain key management employees of the Issuer to determine if they are interested in contributing to Newco certain shares and options currently held by them in exchange for an ownership interest in Newco. At some point in the future, if these discussions develop, such key management employees may also be deemed part of the group described in this Schedule 13D.

         The merger contemplated by the Proposal is subject to a number of important conditions, including:

                  (i) acceptance and approval of the Proposal by a special committee of the Issuer's board of directors;

                  (ii) the execution of definitive merger and financing agreements;

                  (iii) the receipt of satisfactory financing for the transaction;

                  (iv) receipt of all necessary regulatory approvals, including any necessary approvals under the Hart-Scott Rodino Act; and

                  (v)      shareholder approval.

Currently, the Reporting Persons anticipate that the proposed merger would be financed by (i) approximately $50 million in senior bank debt (to be provided by a third-party lender or lenders); (ii) approximately $15 million of senior subordinated debt (to be provided by one or more of the Reporting Persons) and
(iii) the balance being provided in the form of equity contributions to Newco and/or the contribution to Newco of existing shares and options in the Issuer (which shares would not be cashed out in the merger). In addition, the Reporting Persons might use some of the Issuer's existing cash to reduce the amount of senior bank debt. The Reporting Persons, on behalf of Newco, are currently in the process of negotiating the terms of debt financing with various potential senior bank lenders. The senior subordinated debt is also being negotiated currently.

         As of the date of this Statement, the Issuer has not approved the Proposal, and none of the other conditions to the completion of the proposed transaction has been satisfied. Furthermore, the Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons have reserved the right to modify or withdraw the Proposal, and hereby reserve the right to change their plans and intentions referred to in this Item 4 at any time, as they deem appropriate. The foregoing summary of the Proposal does not purport to be complete and is qualified in its entirety by reference to the complete text of the Proposal attached as an exhibit to this Statement.

         It is the understanding of the Reporting Persons that the Issuer has formed a special committee of its board of directors to consider the proposed transaction, and that the special committee has preliminarily engaged an independent financial advisor and legal counsel to provide advice in connection with such evaluation.

                                  SCHEDULE 13D
-------------------------                            --------------------------
CUSIP NO. 871371100                                         Page 12 of 18 Pages
-------------------------                            --------------------------

         IMPORTANT INFORMATION: THE PROPOSAL BY THE REPORTING PERSONS IS PRELIMINARY. THE PROPOSAL MIGHT NOT BE ACCEPTED OR MIGHT BE ACCEPTED ONLY IN A MODIFIED FORM. A MERGER AGREEMENT HAS NOT BEEN EXECUTED OR APPROVED BY THE ISSUER, NOR HAVE ANY LOCK-UP AGREEMENTS BEEN NEGOTIATED OR ENTERED INTO WITH ANY SIGNIFICANT SHAREHOLDERS OF THE ISSUER. THERE CAN BE NO ASSURANCE THAT THE MERGER WILL BE CONSUMMATED OR, IF CONSUMMATED, AS TO THE TIMING THEREOF. IF A DEFINITIVE AGREEMENT CONCERNING A MERGER IS SIGNED BY NEWCO AND THE ISSUER AND A SHAREHOLDERS MEETING IS SCHEDULED, EACH SECURITY HOLDER OF THE ISSUER SHOULD READ THE ISSUER'S PROXY STATEMENT RELATING TO SUCH MEETING WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. ONCE A PROXY FILING IS MADE, SECURITY HOLDERS OF THE ISSUER CAN OBTAIN THE PROXY STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT WWW.SEC.GOV.

         If the Proposal is accepted by the Issuer, and the proposed merger successfully negotiated and consummated, the Reporting Persons contemplate that there would be certain changes with respect to the Issuer for which disclosure is required under Item 4 of Schedule 13D, including the following:

         o The Issuer would become a privately held corporation, and the Common Stock would be delisted from trading on the NASDAQ National Market and any other exchange or inter-dealer quotations system;

         o The Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, and such registration would be terminated;

         o There may be changes in the present board of directors of the Issuer, including potential changes to the number or term of directors; and

         o There may be changes in the Issuer's articles of incorporation and bylaws.

However, at the present time, the parties have not negotiated or proposed specific details on these matters.

         Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of such additional shares desirable, one or more of the Reporting Persons may endeavor to purchase additional shares of Common Stock, or to sell shares of Common Stock, through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons, or any of them, may deem advisable.

         Except as set forth in this Item 4, the Reporting Persons, and to the best knowledge of the Reporting Persons, the Related Persons, have no other plans or intentions that relate to or would result in the events set forth in
Item 4 of the instructions to Schedule 13D.

                                  SCHEDULE 13D
-------------------------                            --------------------------
CUSIP NO. 871371100                                         Page 13 of 18 Pages
-------------------------                            --------------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         As a result of the joint actions of the Reporting Persons described in
Item 4, the Reporting Persons formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act. Accordingly, in the aggregate, the Reporting Persons may be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 794,462 shares of Common Stock, constituting approximately 15.2% of the outstanding shares of Common Stock, based upon the 5,131,131 shares outstanding on February 28, 2003, as set forth in the Issuer's most recent report on Form 10-K for the period ended December 29, 2002. In addition, Mark A. Snyder, a Snyder Related Person, beneficially owns 2,000 shares of Common Stock which, when taken together with the 794,462 shares of Common Stock beneficially owned by the Reporting Persons, would represent 796,462 shares of Common Stock, or approximately 15.3% of the outstanding shares of Common Stock, based upon the 5,131,131 shares outstanding on February 28, 2003. The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any Reporting Person, or any of the Related Persons, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

         (a) The following table sets forth certain information with respect to the shares of Common Stock beneficially owned directly by the Reporting Persons and, to the knowledge of the Reporting Persons, the Related Persons, as well as the percentage of outstanding Common Stock that such shares represent, based upon the 5,131,131 shares of Common Stock outstanding on February 28, 2003, as set forth in the Issuer's most recent report on Form 10-K for the period ended December 29, 2002.

-----------------------------------------------------------------------------------------------------
NAME                                    NUMBER OF SHARES                  APPROXIMATE PERCENTAGE OF
                                                                          OUTSTANDING SHARES
-----------------------------------------------------------------------------------------------------
Dennis C. Zensen                                 724,128(1)                            14.0%
-----------------------------------------------------------------------------------------------------
Virgil Jurgensmeyer                               30,000(2)                             0.6%
-----------------------------------------------------------------------------------------------------
Roger H. Claypoole                                     0                                0.0%
-----------------------------------------------------------------------------------------------------
Donald A.  Smith                                  40,334(3)                             0.8%
-----------------------------------------------------------------------------------------------------
Snyder Associated Companies, Inc.                      0                                0.0%
-----------------------------------------------------------------------------------------------------
Snyder Related Persons                             2,000(4)                             0.0%
-----------------------------------------------------------------------------------------------------
Chas. A. Neal & Company                                0                                0.0%
-----------------------------------------------------------------------------------------------------
Neal Related Persons                                   0                                0.0%
-----------------------------------------------------------------------------------------------------
         TOTAL:                                  796,462                               15.3%
-----------------------------------------------------------------------------------------------------

         (1) Of the 724,128 shares of Common Stock beneficially owned by Mr. Zensen, 694,128 shares are owned as joint tenant with his wife, Carol
         A. Zensen. The remaining 30,000 consist of shares of Common Stock that are subject to options exercisable within 60 days of the date hereof. Mr. Zensen's Amendment No. 10 to Schedule 13G filed with the Securities and Exchange Commission on February 20, 2003 reported that Mr. Zensen had sole voting and dispositional power over 196,518 of the 694,128 shares of Common Stock that he beneficially owned at such time. On December 4, 2002, Mr. Zensen changed the nature of his ownership of such 196,518 shares from sole ownership to ownership as joint tenant with Ms. Zensen . Ms. Zensen is a citizen of the United States of America. During the last five years, she has not been convicted in a criminal proceeding or a party to a civil proceeding, in each case of the type described in Item 2 above. The address of Ms. Zensen's principal residence is 299 Rosehill Drive East, Tallahassee, Florida, 32312.

         (2) Of the 30,000 shares of Common Stock beneficially owned by Mr. Jurgensmeyer, 10,000 consist of shares of Common Stock that are subject to options exercisable within 60 days of the date hereof.

         (3) These consist of shares of Common Stock that are subject to options exercisable within 60 days of the date hereof.

                                  SCHEDULE 13D
-------------------------                            --------------------------
CUSIP NO. 871371100                                         Page 14 of 18 Pages
-------------------------                            --------------------------

         (4) Of these 2,000 shares of Common Stock, 1,000 are held directly by Mark A. Snyder, who is an executive officer, director and controlling shareholder of the Snyder Associated Companies. The remaining 1,000 shares are held by a family limited partnership, of which Mark Snyder is the general partner.

         (b) The following table sets forth, with respect to each of the Reporting Persons and Related Persons who beneficially owns any shares of Common Stock (as set forth in subsection (a) above), the number of shares of Common Stock as to which such person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition.


----------------------------------------------------------------------------------------------------
NAME                            SOLE VOTING     SHARED VOTING        SOLE POWER        SHARED POWER
                                POWER           POWER                TO DISPOSE        TO DISPOSE
----------------------------------------------------------------------------------------------------
Dennis C. Zensen                30,000          694,128(1)           30,000            694,128(1)
----------------------------------------------------------------------------------------------------
Virgil Jurgensmeyer             30,000            - 0 -              30,000            - 0 -
----------------------------------------------------------------------------------------------------
Donald A. Smith                 40,334            - 0 -              40,334            - 0 -
----------------------------------------------------------------------------------------------------
Mark A. Snyder                   2,000            - 0 -               2,000            - 0 -
----------------------------------------------------------------------------------------------------

         (1) Mr. Zensen shares voting and dispositive power over these shares with his wife, Carol A. Zensen.

         (c) There have been no transactions in the Common Stock during the past 60 days by any of the Reporting Persons or, to the best knowledge of the Reporting Persons, any Related Person.

         (d) The Elmer A. & Annabelle C. Snyder Family Limited Partnership, a Pennsylvania limited partnership of which Mark A. Snyder is the sole general partner, would have the right to receive dividends from, and proceeds of the sale of, the 1,000 shares of Common Stock owned by it (and beneficially owned by Mark A Sndyer by virtue of his role as general partner), as described above in
Item 5. No other person other than the Reporting Persons or the Related Persons, as applicable, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the securities covered by this Statement.

         (e) Subsection (e) of Item 5 to Schedule 13D is not applicable as of the date of this Statement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each of the Reporting Persons has agreed in principal to act as a group in connection with the actions described in Item 4 hereof. This arrangement is not the subject of a legally binding agreement among the Reporting Persons. See Items 3 and 4 above.

         Each of the Reporting Persons is a party to a joint filing agreement, dated as of April 24, 2003, pursuant to which such person have agreed to jointly file this Statement and any and all amendments and supplements thereto with the Securities and Exchange Commission. A copy of the joint filing agreement is attached as Exhibit 99.1 to this Statement and incorporated herein by reference.

         Each of the Reporting Persons, other than Roger H. Claypoole, has granted to Roger H. Claypoole a power of attorney, with full right of substitution, to file amendments to this Schedule 13D

                                  SCHEDULE 13D
-------------------------                            --------------------------
CUSIP NO. 871371100                                         Page 15 of 18 Pages
-------------------------                            --------------------------

with the SEC and otherwise, which power of attorney is included on the signature page to this Statement.

         Each of Messrs. Zensen, Jurgensmeyer and Smith are parties to option agreements with the Issuer, pursuant to which they may acquire certain shares of Common Stock as described in Item 5 above.

         Except for the agreement described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or any Related Person, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1  Joint Filing Agreement, dated as of April 24, 2003.

Exhibit 99.2  Nonbinding Indication of Interest Letter, dated as of
              April 15, 2003.

Exhibit 99.3  Power of Attorney (included on signature page).

                                    SIGNATURE

         After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roger H. Claypoole his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, The NASDAQ National Market and the Issuer, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the foregoing, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Date: April 24, 2003


/s/ Dennis C. Zensen                        /s/ Virgil Jurgensmeyer
---------------------------                 ---------------------------
Dennis C. Zensen                            Virgil Jurgensmeyer


/s/ Donald A. Smith                         /s/ Roger H. Claypoole
---------------------------                 ---------------------------
Donald A. Smith                             Roger H. Claypoole


Snyder Associated Companies, Inc.           Chas. A. Neal & Company

      By:    /s/ Elmer A. Snyder            By: /s/ Charles C. Neal
          ------------------------             --------------------------------
      Name:   Elmer A. Snyder                  Name: Charles C. Neal
            ----------------------                   --------------------------
      Title:   President                       Title:  President
            ----------------------                    -------------------------

                                                                    ANNEX A

Executive Officers, Directors and Controlling Shareholders of the
Snyder Associated Companies, Inc. (Snyder Related Persons)(1)

---------------------------------------------------------------------------------------------------------------
NAME                       TITLE/POSITION                             PRINCIPAL OCCUPATION
---------------------------------------------------------------------------------------------------------------
Elmer A. Snyder            Executive officer and director             President and director
---------------------------------------------------------------------------------------------------------------
Charles H. Snyder, Sr.     Executive officer and director             Chairman and chief executive officer

---------------------------------------------------------------------------------------------------------------
Thomas C. Snyder           Executive officer, director and            Vice president and director
                           controlling shareholder
---------------------------------------------------------------------------------------------------------------
David E. Snyder            Executive officer, director and            Vice president, treasurer, and director
                           controlling shareholder
---------------------------------------------------------------------------------------------------------------
Mark A. Snyder             Executive officer, director and            Secretary and director
                           controlling shareholder
---------------------------------------------------------------------------------------------------------------
Charles H. Snyder, Jr.     Executive officer, director and            Executive vice president and  director
                           controlling shareholder
---------------------------------------------------------------------------------------------------------------
Dennis C. Snyder           Executive officer, director and            Vice president and director
                           controlling shareholder
---------------------------------------------------------------------------------------------------------------
Richard G. Snyder          Executive officer, director and            Vice president and director
                           controlling shareholder
---------------------------------------------------------------------------------------------------------------

         (1) The business address of each of the Snyder Related Persons is P.O. Box 1022, One Glade Park East, Kittanning, PA 16201. Each of the Snyder Related Persons is a citizen of the United States of America. Unless otherwise indicated, each of the listed titles, positions and principal occupations is with the Snyder Associated Companies, Inc.

                                                                      ANNEX B

Executive Officers, Directors and Controlling Shareholders of
Chas. A. Neal & Company (Neal Related Persons)(1)

-----------------------------------------------------------------------------------------------------------------
NAME                        TITLE/POSITION                           PRINCIPAL OCCUPATION
-----------------------------------------------------------------------------------------------------------------
Mary M. Neal(2)             Controlling shareholder                  Retired
-----------------------------------------------------------------------------------------------------------------
Charles C. Neal(3)          Director and executive officer           President and director of Chas. A. Neal &
                                                                     Company
-----------------------------------------------------------------------------------------------------------------
Ann L. Neal(4)              Director                                 Vice President of The First National Bank
                                                                     & Trust Company of Miami (Oklahoma)
-----------------------------------------------------------------------------------------------------------------
Charles A. Neal, Jr.(5)     Executive officer, director and          Chairman of the board of Chas. A. Neal &
                            controlling shareholder                  Company.
-----------------------------------------------------------------------------------------------------------------

         (1) Each of the Neal Related Persons is a citizen of the United States of America.

         (2) Mary M. Neal's residence address is 609 Alvarado Row, Stanford, California, 94305.

         (3) Charles C. Neal's business address, and the business address of Chas. A. Neal & Company, is P.O. Box 269, Miami, Oklahoma, 74355.

         (4) Ann L. Neal's business address is P.O. Box 269, Miami, Oklahoma, 74355. The business address of The First National Bank & Trust Company of Miami is P.O. Box 850, Miami, Oklahoma, 74355.

         (5) Charles A. Neal, Jr.'s business address, and the business address of Chas. A. Neal & Company, is P.O. Box 269, Miami, Oklahoma, 74355.

                        INDEX OF EXHIBITS TO SCHEDULE 13D

Exhibit 99.1  Joint Filing Agreement, dated as of April 24, 2003

Exhibit 99.2  Nonbinding Indication of Interest Letter, dated as of
              April 15, 2003.

Exhibit 99.3  Power of Attorney (included on signature page).